

March 20, 2012

Via E-mail
Mr. Louie P. Aquino
President, Chief Executive Officer, Treasurer,
Chairman and Chief Financial Officer
Aquino Milling Inc.
10685-B Hazelhurst Dr. #13025
Houston, Texas 77043

> **Re: Aquino Milling Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 29, 2012**
> **File No. 333-178789**

Dear Mr. Aquino:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A2 Filed February 29, 2012

Report of Registered Independent Auditors, page F-2

1.   Please obtain a revised report from your auditor that reflects the correct 2012 audit report date.

Note 7 Subsequent Events

2.   You disclose that subsequent events have been evaluated through February 20, 2011. Please revise this date if it is an error, or tell us why the financial statements have not been evaluated through a more recent date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at (202) 551-3759 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Jonathan D. Strum